UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

D&S First Quarter Results

SANTIAGO, Chile, May 2 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announced earnings for the first quarter 2008:

Highlights I Quarter 2008

--	Net income increased 11.7% to Ch$11,081 million (US$25.3 million). Net margin increased 20 bp. to 2.4% of revenues.

--	12.0% increase in EBITDA, which totaled Ch$37,669 million (US$86.1 million). EBITDA margin increased 40 bp. to 8.0% of revenues.

--	Operating income up 16.4% to Ch$22,332 million (US$51.0 million). Operating margin increased by 50 bp. to 4.8% of revenues.

--	Gross income up 6.3%, amounting to Ch$136,018 million (US$310.7 million). Gross margin increased by 20 bp. to 29.1% of revenues.

--	5.6% increase of net revenues to Ch$468,142 million (US$1,069.5 million).

--
New store openings: 13 new stores have been added compared to the closing of the first quarter 2007. Of these, 7 are Express by LIDER, 5 are Hiper LIDER and 3 are stores of the new warehouse concept, Superbodega Acuenta. Additionally, one Express store was closed, one was transformed into a warehouse Acuenta, and one Hiper LIDER store was remodeled adding 1,716m2 of sales area. All this accounted for a net increase of 41,608 m2 of sales area, equivalent to an increase of 9.0% over total sales area at March 31, 2007. Additionally, 22 new Ekono stores have been added to the 14 existing at March 31, 2007, totaling 36 stores in operation.

--	Financial debt reached US$1,325.6 million, 55.5% short term.

--	Net income for the quarter = Ch$1.70/share; Ch$101.97/ADR; US$0.23/ADR.

*Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2008 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$437.71).

Results of Operations -First Quarter 2008
The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and percentages change between periods:

I Quarter Consolidated Results

	2008			2007			Var.
	Ch$ million	US$ million	% of Rev.	Ch$ million	US$ million	% of Rev.	%
Sales	382,228	873.2	81.6%	363,510	830.5	82.0%	5.1%
Other Income	85,914	196.3	18.4%	79,953	182.7	18.0%	7.5%
Net revenues	468,142	1069.5	100.0%	443,464	1013.1	100.0%	5.6%
Cost of sales	332,124	758.8	70.9%	315,474	720.7	71.1%	5.3%
Gross Income / Margin	136,018	310.7	29.1%	127,989	292.4	28.9%	6.3%
Recurring Operating Expenses	98,192	224.3	21.0%	94,125	215.0	21.2%	4.3%
Start-up Expenses	157	0.4	0.0%	234	0.5	0.1%	-32.9%
Total Operating Expenses (SG&A)	98,349	224.7	21.0%	94,358	215.6	21.3%	4.2%
EBITDA	37,669	86.1	8.0%	33,631	76.8	7.6%	12.0%
Depreciation	15,337	35.0	3.3%	14,451	33.0	3.3%	6.1%
Total Operating Expenses	113,685	259.7	24.3%	108,810	248.6	24.5%	4.5%
Operating Income	22,332	51.0	4.8%	19,179	43.8	4.3%	16.4%
Financial Expenses	(7,418)	(16.9)	-1.6%	(6,524)	(14.9)	-1.5%	13.7%
Other Non-operating Income (Expenses)	(240)	(0.5)	-0.1%	(412)	(0.9)	-0.1%	-41.6%
Monetary Correction	(1,343)	(3.1)	-0.3%	(325)	(0.7)	-0.1%	313.0%
Non-Operating Income	(9,001)	(20.6)	-1.9%	(7,260)	(16.6)	-1.6%	24.0%
Income befote Tax	13,331	30.5	2.8%	11,919	27.2	2.7%	11.8%
Income Tax	(2,264)	(5.2)	-0.5%	(2,022)	(4.6)	-0.5%	12.0%
Minority Interest	14	0.0	0.0%	23	0.1	0.0%	-38.4%
Income	11,081	25.3	2.4%	9,920	22.7	2.2%	11.7%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%
Net Income	11,081	25.3	2.4%	9,920	22.7	2.2%	11.7%

Currency of March 2008, exchange rate US$=Ch$437.71 of March 31, 2008.

For an extended version visit our website http://www.dys.cl

For further information please contact:
Alejandro Droste
Chief Financial Officer
adroste@dys.cl
56-2-484 7754

Miguel Núñez S.
Finance Manager
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: May 2, 2008